EXHIBIT I

TEEKAY CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY CORPORATION DECLARES DIVIDEND

Nassau, The Bahamas, July 3, 2007 - Teekay Corporation announced that its Board of Directors has voted to declare a cash dividend on its common stock of $0.2375 per share, payable on July 27, 2007 to all shareholders of record as at July 13, 2007.

About Teekay

Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 180 vessels, offices in 16 countries and 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 609-4721

Web site: www.teekay.com

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